                                                                      EXHIBIT 20

                              BANC ONE CORPORATION

                 CONSOLIDATED FINANCIAL STATEMENTS AND ANALYSIS
                             FOR THE QUARTER ENDED
                               SEPTEMBER 30, 1996

                                     INDEX

  FINANCIAL STATEMENTS
            Consolidated Balance Sheet.................................................   2
            Consolidated Statement of Income...........................................   3
            Consolidated Condensed Statement of Cash Flows.............................   4
            Consolidated Statement of Changes in Stockholders' Equity..................   5
            Notes to the Consolidated Financial Statements.............................   6
            Consolidated Quarterly Financial Data......................................   7
            Average Balances, Income and Expense, Yields and Rates.....................   9
  MANAGEMENT'S DISCUSSION AND ANALYSIS.................................................  11
            Net Interest Income/Net Interest Margin....................................  11
            Non-Interest Income........................................................  13
            Non-Interest Expense.......................................................  14
            Income Taxes...............................................................  15
            Loans and Leases...........................................................  15
            Liquidity and Capital......................................................  17
            Asset/Liability Management.................................................  17

BANC ONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

                                                                               SEPTEMBER 30,   DECEMBER 31,
              $(THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)                   1996            1995
-----------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks.......................................................  $ 5,274,364    $ 5,501,266
Short-term investments........................................................      765,746        454,718
Loans held for sale...........................................................      471,593        503,326
SECURITIES:
  Securities held to maturity.................................................      925,167      1,087,654
  Securities available for sale...............................................   14,492,635     14,620,334
                                                                                -----------    -----------
  Total securities (fair value approximates $15,446,000 and $15,756,000 at
    September 30, 1996 and December 31, 1995, respectively)...................   15,417,802     15,707,988
Loans and leases..............................................................   72,680,815     64,825,339
  Allowance for credit losses.................................................    1,054,880        938,008
                                                                                -----------    -----------
         Net loans and leases.................................................   71,625,935     63,887,331
OTHER ASSETS:
  Bank premises and equipment, net............................................    1,651,515      1,558,676
  Interest earned, not collected..............................................      658,969        669,709
  Other real estate owned.....................................................       61,770         75,483
  Excess of cost over net assets of affiliates purchased......................      455,554        242,817
  Other.......................................................................    2,178,752      1,852,649
                                                                                -----------    -----------
         Total other assets...................................................    5,006,560      4,399,334
                                                                                -----------    -----------
         Total assets.........................................................  $98,562,000    $90,453,963
                                                                                ===========    ===========
LIABILITIES
DEPOSITS:
  Non-interest bearing........................................................  $15,171,495    $14,767,497
  Interest bearing............................................................   56,356,124     52,552,653
                                                                                -----------    -----------
         Total deposits.......................................................   71,527,619     67,320,150
Federal funds purchased and repurchase agreements.............................    7,522,868      6,261,009
Other short-term borrowings...................................................    5,871,443      3,516,191
Long-term borrowings..........................................................    3,022,835      2,720,373
Accrued interest payable......................................................      355,778        410,946
Other liabilities.............................................................    1,822,066      2,027,816
                                                                                -----------    -----------
         Total liabilities....................................................   90,122,609     82,256,485
                                                                                -----------    -----------
STOCKHOLDERS' EQUITY
Preferred stock, 35,000,000 shares authorized:
  Series C convertible, no par value, 4,801,546 and 4,992,694 shares issued
    and outstanding, respectively.............................................      240,077        249,635
Common stock, no par value, $5 stated value, 600,000,000 shares authorized,
  431,805,662 and 451,741,054 shares issued, respectively (December 31, 1995 shares reflect the 10% stock dividend paid March 6, 1996 to shareholders of
  record on February 21, 1996)................................................    2,159,028      2,258,705
Capital in excess of aggregate stated value of common stock...................    4,465,890      5,157,763
Retained earnings.............................................................    1,793,048      1,100,345
Net unrealized holding gains (losses) on securities available for sale, net of
  tax.........................................................................      (12,754)        91,804
Treasury stock (5,622,100 and 24,090,000 shares at September 30, 1996 and
  December 31, 1995, respectively), at cost...................................     (205,898)      (660,774 )
                                                                                -----------    -----------
         Total stockholders' equity...........................................    8,439,391      8,197,478
                                                                                -----------    -----------
         Total liabilities and stockholders' equity...........................  $98,562,000    $90,453,963
                                                                                ===========    ===========

The accompanying notes are an integral part of the financial statements.

BANC ONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

                                                                 THREE MONTHS               NINE MONTHS
                                                              ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
                                                            -------------------------------------------------
    $(THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)         1996         1995         1996         1995
-------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Interest and fees on loans and leases.................... $1,741,388   $1,537,351   $5,108,989   $4,469,639
  Interest and dividends on:
      Taxable securities...................................    227,232      200,623      715,452      629,764
      Tax exempt securities................................     23,068       28,335       72,280       90,647
  Interest income on loans held for sale...................      8,968       10,030       33,150       23,111
  Other interest income....................................      5,091        9,619       15,659       49,778
                                                            ----------   ----------   ----------   ----------
      Total interest income................................  2,005,747    1,785,958    5,945,530    5,262,939
INTEREST EXPENSE:
  Interest on deposits:
      Demand, savings and money market deposits............    254,831      234,674      746,998      681,044
      Time deposits........................................    347,525      343,855    1,009,192    1,033,705
  Interest on borrowings...................................    204,315      169,010      597,312      496,715
                                                            ----------   ----------   ----------   ----------
      Total interest expense...............................    806,671      747,539    2,353,502    2,211,464
                                                            ----------   ----------   ----------   ----------
      Net interest income..................................  1,199,076    1,038,419    3,592,028    3,051,475
Provision for credit losses................................    210,657      132,526      544,232      291,608
                                                            ----------   ----------   ----------   ----------
  Net interest income after provision for credit losses....    988,419      905,893    3,047,796    2,759,867
NON-INTEREST INCOME:
  Income from fiduciary activities.........................     71,787       60,052      202,038      177,180
  Service charges on deposit accounts......................    165,806      140,811      483,843      400,384
  Loan processing and servicing income.....................    114,246      142,586      345,953      385,277
  Securities gains.........................................     56,165        7,294       79,533       19,865
  Other....................................................    161,305      122,127      493,831      396,056
                                                            ----------   ----------   ----------   ----------
      Total non-interest income............................    569,309      472,870    1,605,198    1,378,762
NON-INTEREST EXPENSE:
  Salaries and related costs...............................    490,625      430,135    1,494,989    1,302,164
  Net occupancy expense, exclusive of depreciation.........     43,586       40,965      135,954      121,157
  Equipment expense........................................     29,322       26,372       86,298       78,946
  Taxes other than income and payroll......................     19,450       23,571       67,974       68,637
  Depreciation and amortization............................     79,777       71,635      262,455      215,325
  Outside services and processing..........................    126,604      101,144      380,391      309,637
  Marketing and development................................     38,787       37,210      120,366      129,789
  Communication and transportation.........................     81,889       66,955      235,158      200,898
  Other....................................................    120,101       82,224      294,014      279,583
                                                            ----------   ----------   ----------   ----------
      Total non-interest expense...........................  1,030,141      880,211    3,077,599    2,706,136
                                                            ----------   ----------   ----------   ----------
Income before income taxes.................................    527,587      498,552    1,575,395    1,432,493
INCOME TAX PROVISION:
  Income excluding securities transactions.................   (151,469)    (165,006)    (489,742)    (484,180)
  Securities transactions..................................    (20,191)      (2,529)     (28,917)      (7,296)
                                                            ----------   ----------   ----------   ----------
      Provision for income taxes...........................   (171,660)    (167,535)    (518,659)    (491,476)
                                                            ----------   ----------   ----------   ----------
Net income................................................. $  355,927   $  331,017   $1,056,736   $  941,017
                                                            ==========   ==========   ==========   ==========
Net income per common share (amounts reflect the 10% common
  stock dividend paid March 6, 1996 to shareholders of
  record on February 21, 1996)............................. $      .81   $      .76   $     2.38   $     2.14
                                                            ==========   ==========   ==========   ==========
Weighted average common shares outstanding (000)...........    434,773      432,891      439,058      434,026
                                                            ==========   ==========   ==========   ==========

The accompanying notes are an integral part of the financial statements.

BANC ONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

Nine Months Ended September 30,

                          $(THOUSANDS) (UNAUDITED)                               1996            1995
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income................................................................  $ 1,056,736     $   941,017
  Depreciation expense......................................................      197,362         172,541
  Amortization of other intangibles.........................................       65,093          42,784
  Other cash provided by operating activities...............................       12,699          21,654
                                                                              -----------     -----------
      Net cash provided by operating activities.............................    1,331,890       1,177,996
                                                                              -----------     -----------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchases of securities available for sale................................   (3,707,101)     (7,491,156)
  Purchases of securities held to maturity..................................     (101,320)       (599,468)
  Maturities of securities available for sale...............................    2,873,632       5,840,766
  Maturities of securities held to maturity.................................      305,781       1,103,133
  Sales of securities available for sale....................................    2,682,279       2,179,671
  Net increase in loans, excluding sales and purchases......................   (7,492,081)     (5,972,529)
  Sales of loans and other assets...........................................    3,002,603       2,520,452
  Purchases of loans and related premiums...................................     (209,285)       (577,828)
  Net (increase) decrease in short-term investments.........................     (240,090)      3,114,687
  Additions to bank premises and equipment..................................     (225,231)       (227,351)
  Sale of banks and branch offices..........................................     (186,773)       (118,282)
  Net cash acquired in acquisitions.........................................      315,715          42,413
  Other, net increase (decrease)............................................        8,803         (37,899)
                                                                              -----------     -----------
      Net cash used in investing activities.................................   (2,973,068)       (223,391)
                                                                              -----------     -----------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposit, money market and savings
    accounts................................................................      168,754        (629,424)
  Net increase (decrease) in time deposits..................................       22,917        (391,074)
  Net increase (decrease) in short-term borrowings..........................    3,185,127         (35,205)
  Issuance of long-term borrowings, net.....................................      604,724         954,025
  Repayment of long-term borrowings.........................................   (1,146,246)       (141,876)
  Cash dividends paid.......................................................     (454,633)       (537,584)
  Purchase of treasury stock................................................     (957,891)       (225,326)
  Other, net (decrease) increase............................................       (8,476)         16,982
                                                                              -----------     -----------
      Net cash provided by (used in) financing activities...................    1,414,276        (989,482)
                                                                              -----------     -----------
Decrease in cash and cash equivalents.......................................     (226,902)        (34,877)
Cash and cash equivalents at January 1......................................    5,501,266       5,073,417
                                                                              -----------     -----------
Cash and cash equivalents at September 30...................................  $ 5,274,364     $ 5,038,540
                                                                              ===========     ===========

Common Stock issued and treasury stock reissued in purchase acquisitions were $711 million and $4 million for the nine months ended September 30, 1996 and 1995, respectively. The net decrease in securities trades not settled were $373 million and $294 million for the nine months ended September 30, 1996 and 1995, respectively.

The accompanying notes are an integral part of the financial statements.

BANC ONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Nine Months Ended September 30,

         $(THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)              1996           1995
-----------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF PERIOD........................................  $8,197,478     $7,564,860
Net income..........................................................   1,056,736        941,017
Exercise of stock options, net of shares purchased..................     (12,399)        (4,164)
Shares issued in acquisitions.......................................     710,515          3,647
Sales of stock to employee benefit plans and other..................       4,143         21,146
Cash dividends:
     Common ($1.02 and $.93 per share for the nine months ended
      September 30, 1996 and 1995, respectively)....................    (441,892)      (400,541)
     Series C Preferred ($2.63 per share for the nine months ended
      September 30, 1996 and 1995, respectively)....................     (12,741)       (13,118)
Change in unrealized holding gains (losses) on securities available
  for sale, net of tax..............................................    (104,558)       114,632
Purchase of treasury stock..........................................    (957,891)      (225,326)
                                                                      ----------     ----------
BALANCE, END OF PERIOD..............................................  $8,439,391     $8,002,153
                                                                      ==========     ==========

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The accompanying consolidated financial statements are unaudited. However, in the opinion of management, they contain the adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position and the results of operations. The notes to the consolidated financial statements contained in the Annual Report on Form 10-K for the year ended December 31, 1995 and the quarterly reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 should be read in conjunction with these financial statements. "The Corporation" is defined as the parent company only. "BANC ONE" is defined as the Corporation and all significant majority-owned subsidiaries. Certain prior period amounts have been reclassified to compare with current presentation.

2. The provision for income taxes for the nine months ended September 30, 1996 and 1995 is at a rate which management believes approximates the effective rate for the year.

3. On January 2, 1996, the Corporation acquired all of the outstanding shares of Banc One Louisiana Corporation (BOLC), formerly known as Premier Bancorp, Inc. of Baton Rouge, Louisiana, in exchange for 24 million shares of the Corporation's treasury stock (adjusted for the 10% common stock dividend) valued at $711 million. The acquisition was accounted for as a purchase, and therefore, prior period financial statements have not been restated to include BOLC. BOLC had assets of $6.3 billion at December 31, 1995.

4. On February 13, 1996, the Corporation repurchased 15 million shares of common stock (16.5 million shares after the 10% stock dividend). The shares were retired and subsequently reissued to pay the 10% stock dividend. On April 16, 1996, the Board of Directors approved the repurchase of up to 10 million shares of the Corporation's common stock to be used for general corporate purposes. As of September 30, 1996, the Corporation had acquired 9.5 million shares pursuant to this authorization, of which 3.9 million shares have been retired.

5. BANC ONE will adopt Financial Accounting Standard No. 125 (SFAS 125 ), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," as of January 1, 1997. SFAS 125 requires that after a transfer of financial assets, an entity must recognize the financial and servicing assets controlled and liabilities incurred and derecognize financial assets and liabilities in which control is surrendered or when debt is extinguished. The impact on BANC ONE's financial position and results of operations is not expected to be material.

CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                                  QUARTERS
                                           -------------------------------------------------------
                                                        1996                          1995
                                           -------------------------------     -------------------
         $(MILLIONS) (UNAUDITED)            THIRD      SECOND       FIRST      FOURTH       THIRD
--------------------------------------------------------------------------------------------------
PERIOD END BALANCES
  Loans and leases.......................  $72,681     $70,120     $68,460     $64,825     $64,876
  Earning assets.........................   88,281      86,740      85,860      80,553      79,021
  Total assets...........................   98,562      97,051      95,708      90,454      88,353
  Total deposits.........................   71,528      70,954      70,217      67,320      66,292
  Long-term borrowings...................    3,023       3,021       3,010       2,720       2,677
  Allowance for credit losses............    1,055       1,026       1,006         938         915
  Total stockholders' equity.............    8,439       8,517       8,430       8,197       8,002
CONDENSED INCOME STATEMENT
  Net interest income (1)................    1,215       1,214       1,211       1,095       1,058
  Provision for credit losses............      211         171         163         166         133
                                           -------     -------     -------     -------     -------
  Net funds function (1).................    1,004       1,043       1,048         929         925
  NON-INTEREST INCOME
     Income from fiduciary activities....       72          68          63          62          60
     Service charges on deposit
       accounts..........................      166         161         157         144         141
     Loan processing and servicing
       income............................      114         114         117         136         143
     Securities gains....................       56          18           6           8           7
     Other...............................      161         172         160         141         122
                                           -------     -------     -------     -------     -------
       Total non-interest income.........      569         533         503         491         473
  NON-INTEREST EXPENSE
     Salaries and related costs..........      491         501         503         448         430
     Other...............................      539         527         516         477         450
                                           -------     -------     -------     -------     -------
       Total non-interest expense........    1,030       1,028       1,019         925         880
  Taxable equivalent adjustment..........       15          16          16          17          19
                                           -------     -------     -------     -------     -------
  Income before income taxes.............      528         532         516         478         499
  Provision for income taxes.............      172         177         170         141         168
                                           -------     -------     -------     -------     -------
  Net income.............................  $   356     $   355     $   346     $   337     $   331
                                           =======     =======     =======     =======     =======
  Net income available to common
     stockholders........................  $   351     $   351     $   342     $   332     $   327
                                           =======     =======     =======     =======     =======

---------------

(1) Fully taxable equivalent basis. The Federal statutory rate used was 35% for all periods presented.

                                                                QUARTERS
                                         -------------------------------------------------------
                                                      1996                          1995
  $(MILLIONS, EXCEPT PER SHARE DATA)     -------------------------------     -------------------
              (UNAUDITED)                 THIRD      SECOND       FIRST      FOURTH       THIRD
------------------------------------------------------------------------------------------------
KEY RATIOS
  Return on average assets (1).........     1.48%       1.50%       1.45%       1.51%       1.51%
  Return on average common equity(1)...    17.07       17.37       16.38       17.00       17.09
  Average common equity to average
     assets............................     8.54        8.51        8.77        8.80        8.74
  Tier I capital ratio.................     9.18        9.52        9.57       10.05       10.11
  Total risk adjusted capital ratio....    12.83       13.23       13.44       14.05       14.17
  Leverage ratio.......................     8.31        8.43        8.24        8.87        8.88
MARGIN ANALYSIS (1)(2)(3)
  Interest income......................     9.28        9.19        9.34        9.26        9.19
  Interest expense.....................     3.71        3.53        3.69        3.79        3.80
                                         -------     -------     -------     -------     -------
  Net interest income..................     5.57        5.66        5.65        5.47        5.39
  Provision for credit losses..........      .96         .80         .76         .83         .68
                                         -------     -------     -------     -------     -------
  Net funds function...................     4.61        4.86        4.89        4.64        4.71
CREDIT ANALYSIS
  Net charge-offs to average loans and
     leases (1)........................     1.02         .87         .90         .87         .68
  Ending allowance to loans and
     leases............................     1.45%       1.46%       1.47%       1.45%       1.41%
  Nonperforming assets: (6)
     Total.............................  $   478     $   458     $   486     $   430     $   445
     Percent of total loans and
       leases..........................      .66%        .65%        .71%        .66%        .69%
  Loans delinquent 90 days or more: (4)
     Total.............................  $   345     $   280     $   250     $   254     $   212
     Percent of total loans and
       leases..........................      .48%        .40%        .37%        .39%        .33%
     Allowance to nonperforming
       loans...........................    253.3%      264.7%      245.5%      264.8%      253.3%
PER SHARE DATA (5)
  Net income...........................  $   .81     $   .80     $   .77     $   .77     $   .76
  Cash dividends declared..............      .34         .34         .34         .31         .31
  Book value...........................    19.24       19.07       18.80       18.58       18.02
  Common stock price:
     High..............................    41.38       37.75       38.50       36.48       33.41
     Low...............................    31.25       32.88       31.94       30.35       27.95
     Close.............................    41.00       34.00       35.63       34.21       33.18
  Preferred Series C stock price:
     High..............................    80.00       72.63       73.88       70.75       64.00
     Low...............................    60.75       63.88       62.00       59.38       55.58
     Close.............................  $ 79.13     $ 66.75     $ 69.13     $ 65.63     $ 63.75
SHARES TRADED (000)
  Common...............................   60,724      50,688      62,091      37,100      39,873
  Preferred Series C...................    2,056         880       1,222       1,678         990

---------------

(1) Ratios presented on an annualized basis.
(2) Fully taxable equivalent basis. The Federal statutory rate used was 35% for all periods presented.
(3) As a percent of average earning assets.
(4) Excluding nonperforming loans.
(5) Applicable amounts per common share have been restated for the 10% common stock dividend paid March 6, 1996 to shareholders of record on February 21, 1996.
(6) Excludes certain smaller balance loans collectively evaluated for impairment.

AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES (1)

                                      THREE MONTHS ENDED                  THREE MONTHS ENDED
                                      SEPTEMBER 30, 1996                  SEPTEMBER 30, 1995
                               ---------------------------------   ---------------------------------
                                 AVERAGE      INCOME/     YIELD/     AVERAGE      INCOME/     YIELD/
   $(THOUSANDS)(UNAUDITED)       BALANCE      EXPENSE      RATE      BALANCE      EXPENSE      RATE
----------------------------------------------------------------------------------------------------
ASSETS:
Short-term investments.......  $   386,884   $    5,091    5.23 %  $   672,794   $   10,542    6.22%
Loans held for sale..........      457,243        8,968    7.80        518,332       10,030    7.68
SECURITIES: (3)
  Taxable....................   13,990,110      227,397    6.47     12,153,543      200,865    6.56
  Tax-exempt.................    1,651,198       34,179    8.23      1,905,319       41,841    8.71
                               -----------   ----------            -----------   ----------
     Total securities........   15,641,308      261,576    6.65     14,058,862      242,706    6.85
LOANS AND LEASES: (2)
  Commercial.................   19,293,756      403,912    8.33     17,685,598      364,821    8.18
  Real estate:
     Commercial..............    6,238,464      140,682    8.97      5,608,790      126,475    8.95
     Construction............    3,321,263       80,747    9.67      2,449,870       63,171   10.23
     Residential.............   11,609,921      268,997    9.22     11,848,812      264,744    8.86
  Consumer, net..............   20,250,790      467,401    9.18     17,904,488      422,874    9.37
  Credit card................    8,397,805      344,063   16.30      6,542,512      273,369   16.58
  Leases, net................    2,141,961       40,129    7.45      1,506,962       26,471    6.97
  Allowance for credit
     losses..................   (1,040,458)                           (894,091)
                               -----------   ----------            -----------   ----------
Net loans and leases.........   70,213,502    1,745,931    9.89     62,652,941    1,541,925    9.76
                               -----------   ----------            -----------   ----------
Total earning assets.........   86,698,937    2,021,566    9.28     77,902,929    1,805,203    9.19
Other assets (3).............    9,227,274                           8,877,451
                               -----------                         -----------
Total assets.................  $95,926,211                         $86,780,380
                                ==========                          ==========
LIABILITIES:
DEPOSITS:
  Non-interest bearing
     demand..................  $13,820,819                         $12,977,594
  Interest bearing demand....    2,131,119        9,710    1.81      8,416,543       43,245    2.04
  Savings and money market...   29,342,620      245,121    3.32     19,993,662      191,429    3.80
  Time deposits:
     CDs less than
       $100,000..............   18,597,493      258,640    5.53     19,295,119      280,284    5.76
     CDs $100,000 and over:
       Domestic..............    3,758,928       49,438    5.23      3,626,943       44,589    4.88
       Foreign...............    2,915,574       39,447    5.38      1,307,358       18,982    5.76
                               -----------   ----------            -----------   ----------
          Total deposits.....   70,566,553      602,356    3.40     65,617,219      578,529    3.50
BORROWED FUNDS:
  Short-term.................   11,791,789      152,761    5.15      8,917,697      124,718    5.55
  Long-term..................    3,019,504       51,554    6.79      2,523,602       44,292    6.96
                               -----------   ----------            -----------   ----------
  Total borrowed funds.......   14,811,293      204,315    5.49     11,441,299      169,010    5.86
                               -----------   ----------            -----------   ----------
Total interest bearing
  liabilities................   71,557,027      806,671    4.48     64,080,924      747,539    4.63
Other liabilities............    2,112,267                           1,890,147
                               -----------                         -----------
Total liabilities............   87,490,113                          78,948,665
Preferred stock..............      240,459                             249,859
Common stockholders'
  equity.....................    8,195,639                           7,581,856
                               -----------                         -----------
Total liabilities and
  stockholders' equity.......  $95,926,211                         $86,780,380
                                ==========                          ==========
Net interest income..........                 1,214,895    5.57                   1,057,664    5.39
Provision for credit
  losses.....................                  (210,657)  (0.96)                   (132,526)  (0.68)
                                             ----------   ------                 ----------   -----
Net funds function...........                $1,004,238    4.61 %                $  925,138    4.71%
                                              =========   ======                  =========   =====

---------------

(1) Fully taxable equivalent basis. The Federal statutory rate used was 35% for all periods presented.
(2) Nonaccrual loans are included in loan balances. Interest income includes related fee income.
(3) Average securities balances are based on amortized historical cost, excluding SFAS 115 adjustments to fair value which are included in other assets.

                                       NINE MONTHS ENDED                   NINE MONTHS ENDED
                                      SEPTEMBER 30, 1996                  SEPTEMBER 30, 1995
                               ---------------------------------   ---------------------------------
                                 AVERAGE      INCOME/     YIELD/     AVERAGE      INCOME/     YIELD/
   $(THOUSANDS)(UNAUDITED)       BALANCE      EXPENSE      RATE      BALANCE      EXPENSE      RATE
----------------------------------------------------------------------------------------------------
ASSETS:
Short-term investments.......  $   392,970   $   15,692    5.33 %  $ 1,117,674   $   53,356    6.38%
Loans held for sale..........      581,763       33,150    7.61        386,777       23,111    7.99
SECURITIES: (3)
  Taxable....................   14,822,848      716,481    6.46     12,911,743      630,718    6.53
  Tax-exempt.................    1,704,507      106,391    8.34      2,030,379      133,819    8.81
                               -----------   ----------            -----------   ----------
     Total securities........   16,527,355      822,872    6.65     14,942,122      764,537    6.84
LOANS AND LEASES: (2)
  Commercial.................   19,182,028    1,187,060    8.27     17,279,432    1,057,292    8.18
  Real estate:
     Commercial..............    6,108,921      409,991    8.96      5,582,481      373,442    8.94
     Construction............    3,112,584      229,252    9.84      2,369,463      182,331   10.29
     Residential.............   11,306,735      782,253    9.24     11,430,901      753,253    8.81
  Consumer, net..............   20,150,986    1,423,421    9.44     18,149,937    1,271,535    9.37
  Credit card................    8,056,477      980,351   16.25      6,148,266      770,167   16.75
  Leases, net................    1,964,005      109,445    7.44      1,427,164       76,776    7.19
  Allowance for credit
     losses..................   (1,019,461)                           (894,065)
                               -----------   ----------            -----------   ----------
Net loans and leases.........   68,862,275    5,121,773    9.94     61,493,579    4,484,796    9.75
                               -----------   ----------            -----------   ----------
Total earning assets.........   86,364,363    5,993,487    9.27     77,940,152    5,325,800    9.14
Other assets (3).............    9,308,785                           8,712,056
                               -----------                         -----------
Total assets.................  $95,673,148                         $86,652,208
                                ==========                          ==========
LIABILITIES:
DEPOSITS:
  Non-interest bearing
     demand..................  $13,902,960                         $12,863,222
  Interest bearing demand....    2,494,151       34,120    1.83      8,672,072      140,382    2.16
  Savings and money market...   28,866,316      712,878    3.30     19,495,595      540,662    3.71
  Time deposits:
     CDs less than
       $100,000..............   19,142,225      795,682    5.55     19,303,042      814,514    5.64
     CDs $100,000 and over:
       Domestic..............    3,848,337      124,989    4.34      3,839,184      148,811    5.18
       Foreign...............    2,209,852       88,521    5.35      1,629,862       70,380    5.77
                               -----------   ----------            -----------   ----------
          Total deposits.....   70,463,841    1,756,190    3.33     65,802,977    1,714,749    3.48
BORROWED FUNDS:
  Short-term.................   11,580,748      448,029    5.17      9,110,440      381,042    5.59
  Long-term..................    3,006,415      149,283    6.63      2,225,556      115,673    6.95
                               -----------   ----------            -----------   ----------
  Total borrowed funds.......   14,587,163      597,312    5.47     11,335,996      496,715    5.86
                               -----------   ----------            -----------   ----------
Total interest bearing
  liabilities................   71,148,044    2,353,502    4.42     64,275,751    2,211,464    4.60
Other liabilities............    2,145,269                           1,827,644
                               -----------                         -----------
Total liabilities............   87,196,273                          78,966,617
Preferred stock..............      243,607                             249,880
Common stockholders'
  equity.....................    8,233,268                           7,435,711
                               -----------                         -----------
Total liabilities and
  stockholders' equity.......  $95,673,148                         $86,652,208
                                ==========                          ==========
Net interest income..........                 3,639,985    5.63                   3,114,336    5.34
Provision for credit
  losses.....................                  (544,232)  (0.84)                   (291,608)  (0.50)
                                             ----------   ------                 ----------   ------
Net funds function...........                $3,095,753    4.79 %                $2,822,728    4.84%
                                              =========   ======                  =========   ======

MANAGEMENT'S DISCUSSION AND ANALYSIS

     This discussion should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this report, in the 1995 BANC ONE CORPORATION annual report on Form 10-K and quarterly reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996. BANC ONE's financial position and results of operations have not been restated to include Banc One Louisiana Corporation (BOLC), formerly known as Premier Bancorp, Inc., which was acquired on January 2, 1996, as this acquisition was accounted for using the purchase method of accounting. BANC ONE cautions that any forward looking statements contained in this report, in a report incorporated by reference to this report or made by management of BANC ONE involve risks and uncertainties and are subject to change based on various factors. Actual results could differ materially from those expressed or implied.

NET INTEREST INCOME/NET INTEREST MARGIN

     BANC ONE's interest income, on a fully taxable equivalent (FTE) basis, was $2.0 billion and $6.0 billion for the three and nine months ended September 30, 1996, compared with $1.8 billion and $5.3 billion for the same periods in 1995. The net interest margin was 5.57% and 5.63% for the three and nine months ended September 30, 1996, compared with 5.39% and 5.34% for the same periods in 1995.

     The increase in interest income was due primarily to earning asset growth and the acquisition of BOLC. Average earning asset balances increased to $86.7 and $86.4 billion for the three and nine months ended September 30, 1996 as compared to $77.9 billion for the same periods in 1995. BOLC's September 30, 1996 quarter-to-date and year-to-date average earning assets of $5.0 billion contributed to the increase.

     Average loans and leases grew to $71.2 billion for the three months ended September 30, 1996, compared to $63.5 billion for the same period in 1995. The increase of $7.7 billion for the three months ended September 30, 1996 as compared to the same period in 1995 was due to $3.7 billion related to the inclusion of BOLC and loan growth of $1.2 billion in credit card loans, $1.1 billion in consumer loans and $1.2 billion in commercial loans and leases. These increases are net of loan sales and the mortgage reclassification discussed below.

     Average loans and leases grew to $69.9 billion for the nine months ended September 30, 1996, compared to $62.4 billion for the same period in 1995. The increase of $7.5 billion for the nine months ended September 30, 1996 as compared to the same period in 1995 was due to $3.7 billion related to the inclusion of BOLC and loan growth of $1.3 billion in credit card loans and $1.4 billion in commercial loans and leases. These increases are net of loan sales and the mortgage reclassification discussed below.

     Average investment securities increased $1.6 billion for both the three and nine months ended September 30, 1996 as compared to the same periods in 1995. Net investing activities (purchases, sales and maturities) resulted in a decrease in the investment portfolio of $1.1 billion for the same periods, which was more than offset by an increase of $1.9 billion in securities as a result of the inclusion of BOLC in 1996 and an increase of $1.4 billion in securities related to the securitization of mortgage loans and the resulting reclassification to investment securities from mortgage loans during the fourth quarter of 1995.

     BANC ONE relies on both traditional bank funding sources, including retail deposit gathering and issuance of short and long-term debt, as well as sales of loans with servicing retained to fund the origination of earning assets. The net interest margin is impacted by the sale of such loans. For example, credit card loan sales did not significantly affect net income, however, classifications within the income statement have changed. Amounts that would previously have been reported as interest income, interest expense, and provision for loan losses are no longer recorded; however, the net amount is included in non-interest income as servicing income. Servicing income represents revenue earned on loans in excess of net charge-offs and interest paid to investors. Because credit card losses are charged against servicing income over the life of these transactions such income may vary depending upon the credit performance of the loans sold. However, exposure to credit losses on the loans sold is limited to future servicing income and certain on-balance sheet receivables. The following table presents the impact of credit card loan sales with servicing retained on income statement line items and certain other information pertaining to the total credit card portfolio.

                                            QUARTER ENDED                            QUARTER ENDED
                                          SEPTEMBER 30, 1996                       SEPTEMBER 30, 1995
                                --------------------------------------   --------------------------------------
                                              EFFECT OF                                EFFECT OF
                                             CREDIT CARD                              CREDIT CARD
                                           SECURITIZATIONS   PRO-FORMA              SECURITIZATIONS   PRO-FORMA
         $(MILLIONS)            REPORTED      AND SALES      ADJUSTED    REPORTED      AND SALES      ADJUSTED
---------------------------------------------------------------------------------------------------------------
Income statement:
Net interest income -- fully
  taxable equivalent..........   $1,215        $   108        $ 1,323     $1,058        $    81        $ 1,139
Provision for credit losses...      211             77            288        133             34            167
Non-interest income...........      569            (27)           542        473            (46)           427
Non-interest expense..........    1,030              4          1,034        880              1            881
Net income....................      356              0            356        331              0            331
Net interest margin...........     5.57%         10.23%          5.79%      5.39%         10.33%          5.58%
Other credit card data:
Ending balances...............   $8,858        $ 3,940        $12,798     $6,809        $ 3,440        $10,249
Average balances..............    8,398          4,198         12,596      6,543          3,110          9,653
Net charge-offs as a
  percentage of average loan
  balances....................     5.46%          7.30%          6.06%      3.73%          4.34%          3.90%
Delinquencies over 90 days as
  a percentage of ending loan
  balances....................     1.97%          2.36%          2.04%      1.35%          1.57%          1.42%
---------------------------------------------------------------------------------------------------------------

     As securities issued in connection with credit card loan sales amortize, newly originated credit card loans are recorded and funded on BANC ONE's balance sheet. Approximately $600 million of securities issued in connection with credit card loan sales are scheduled to amortize during the remainder of 1996, with a resulting increase in BANC ONE's credit card loans outstanding.

     Interest expense increased slightly to $.8 billion from $.7 billion for the three months ended September 30, 1996 and 1995 and to $2.4 billion from $2.2 billion for the nine months ended September 30, 1996 and 1995. In 1996, the inclusion of BOLC increased interest expense $38 million and $114 million for the three and nine month periods.

     BANC ONE's retail funding base increased $5 billion for the three and nine months ended September 30, 1996 primarily related to the inclusion of BOLC. The retail funding base continued to shift away from relatively low-cost deposit products (including interest-bearing demand and savings accounts) into deposit products offering higher yields.

     The off-balance sheet investment product impact on net interest income is meaningful only when considered with total interest income and expense from BANC ONE's interest earning assets and interest bearing liabilities. Off-balance sheet investment products decreased interest income by $8 million and $39 million for the three and nine months ended September 30, 1996, and decreased interest income by $37 million and $112 million for the three and nine months ended September 30, 1995. Off-balance sheet investment products increased deposit and other borrowing costs by $3 million and $4 million for the three and nine months ended September 30, 1996, as compared to $13 million and $50 million for the same periods in 1995.

NON-INTEREST INCOME

                                       THREE MONTHS ENDED                           NINE MONTHS ENDED
                           ------------------------------------------   ------------------------------------------
                           SEPTEMBER 30,   SEPTEMBER 30,    INCREASE    SEPTEMBER 30,   SEPTEMBER 30,    INCREASE
       $(THOUSANDS)            1996            1995        (DECREASE)       1996            1995        (DECREASE)
------------------------------------------------------------------------------------------------------------------
Income from fiduciary
  activities..............   $  71,787       $  60,052      $ 11,735     $   202,038     $   177,180     $ 24,858
Service charges on deposit
  accounts................     165,806         140,811        24,995         483,843         400,384       83,459
Loan processing and
  servicing income:
  Mortgage banking........      20,460          18,998         1,462          66,396          52,607       13,789
  Credit card and merchant
     processing fees......      38,152          52,394       (14,242)        113,693         146,460      (32,767)
  Loan servicing income...      55,634          71,194       (15,560)        165,864         186,210      (20,346)
                              --------        --------       -------      ----------      ----------     --------
Total loan processing and
  servicing income........     114,246         142,586       (28,340)        345,953         385,277      (39,324)
Other income:
  Insurance...............      25,795          21,525         4,270          83,855          62,137       21,718
  Securities related
     activities...........      16,987          11,755         5,232          54,339          34,724       19,615
  Investment banking......       6,551           6,829          (278)         26,217          21,471        4,746
  Other...................     111,972          82,018        29,954         329,420         277,724       51,696
                              --------        --------       -------      ----------      ----------     --------
Total other income........     161,305         122,127        39,178         493,831         396,056       97,775
                              --------        --------       -------      ----------      ----------     --------
Non-interest income before
  securities gains........     513,144         465,576        47,568       1,525,665       1,358,897      166,768
                              --------        --------       -------      ----------      ----------     --------
Securities gains..........      56,165           7,294        48,871          79,533          19,865       59,668
                              --------        --------       -------      ----------      ----------     --------
Total non-interest
  income..................   $ 569,309       $ 472,870      $ 96,439     $ 1,605,198     $ 1,378,762     $226,436
                              ========        ========       =======      ==========      ==========     ========

     Of the $96 million and $226 million increases in total non-interest income for the three and nine months ended September 30, 1996 compared to the same periods in 1995, $23 million and $70 million are due to the inclusion of BOLC. The following discussion excludes amounts related to BOLC.

     The increase in income from fiduciary activities for the three and nine months ended September 30, 1996 compared to the same periods in 1995 is due mainly to an increase in investment management fees resulting from the continued growth in funds under management and an increase in fees per account. Funds under management increased approximately 6% from September 30, 1995 to September 30, 1996.

     The increase in service charges on deposit accounts is primarily due to increased fees for overdrafts, personal checking and savings accounts of $7 million for the three months and $31 million for the nine months ended September 30, 1996 as compared to the same periods in 1995.

     The increase in mortgage banking income for the nine months ended September 30, 1996 is due to gains of $12 million on the sales of mortgage loans offset by amortization of servicing rights of $7 million. In addition, due to increases in the servicing portfolio and higher closing volumes, late fees, origination fees and servicing fees have increased $8 million. For the three months ended September 30, 1996, gains on the sale of mortgage loans increased $5 million, offset by increased amortization of $2 million and a decrease of $2 million related to lower origination fees due to lower closing volumes.

     The decrease in credit card and merchant processing fees for the three and nine months ended September 30, 1996 compared to the same periods in 1995 is primarily due to BANC ONE entering into a joint venture arrangement with a third party. Through this arrangement merchant processing fees of $13 million and $36 million and salary and other expense of $6 million and $20 million are classified as other-other income.

     The decrease in loan servicing income is primarily due to increased net charge-offs of $43 million and $113 million partially offset by an increase in serviced portfolios resulting in increased servicing income of $24 million and $80 million for the three and nine months ended September 30, 1996. This decrease is further offset by a $2 million and $5 million increase in servicing fees related to loan sales other than credit card loans for the three and nine months ended September 30, 1996.

     The increase in both insurance and securities income is due to commissions on increased sales volume resulting from national sales programs. The increase in other-other income for the three months ended September 30, 1996 is due to a gain of $9 million on the sale of a credit card loan portfolio with servicing released in September 1996 and a $4 million gain related to the sale of mortgage servicing rights. In addition to these increases, other-other income increased for the nine months ended September 30, 1996 due to an $8 million increase related to corporate owned life insurance, $6 million in increased gains on the sales of bank branches and a gain of $8 million on the sale of residential real estate (home equity) loans in June 1996. The following transactions in 1995 also affected the increase: a $52 million loss in the first quarter of 1995 related to the sale of low yielding consumer loans, a $47 million gain in February 1995 on the sale of four Michigan banks, a $17 million gain in March 1995 on the sale of a credit card processing software license and a $13 million gain on the sale of mortgage servicing rights. The increase in securities gains is primarily due to the recognition of a $52 million increase in the fair value of the venture capital portfolio in the third quarter of 1996.

NON-INTEREST EXPENSE

                                       THREE MONTHS ENDED                        NINE MONTHS ENDED
                            ----------------------------------------  ----------------------------------------
                            SEPTEMBER 30,  SEPTEMBER 30,   INCREASE   SEPTEMBER 30,  SEPTEMBER 30,   INCREASE
       $(THOUSANDS)             1996           1995       (DECREASE)      1996           1995       (DECREASE)
--------------------------------------------------------------------------------------------------------------
Salaries and related
  costs....................  $   490,625     $ 430,135     $ 60,490    $ 1,494,989    $ 1,302,164    $192,825
Net occupancy expense,
  exclusive of
  depreciation.............       43,586        40,965        2,621        135,954        121,157      14,797
Equipment expense..........       29,322        26,372        2,950         86,298         78,946       7,352
Taxes other than income
  and payroll..............       19,450        23,571       (4,121)        67,974         68,637        (663)
Depreciation and
  amortization.............       79,777        71,635        8,142        262,455        215,325      47,130
Outside services and
  processing...............      126,604       101,144       25,460        380,391        309,637      70,754
Marketing and
  development..............       38,787        37,210        1,577        120,366        129,789      (9,423)
Communication and
  transportation...........       81,889        66,955       14,934        235,158        200,898      34,260
SAIF assessment............       34,320             0       34,320         34,320              0      34,320
Other......................       85,781        82,224        3,557        259,694        279,583     (19,889)
                              ----------      --------     --------     ----------     ----------    --------
Total non-interest
  expense..................  $ 1,030,141     $ 880,211     $149,930    $ 3,077,599    $ 2,706,136    $371,463
                              ==========      ========     ========     ==========     ==========    ========

     As expected, BANC ONE's ongoing consolidation and standardization initiatives (Project One) have resulted in certain costs being higher than in 1995. These costs approximated $38 million and $89 million for the three and nine months ended September 30, 1996, primarily in salaries, occupancy, outside services and processing, communication and transportation expense. The net benefits from this initiative are expected to begin to be realized in 1997. In addition, the inclusion of BOLC has increased total non-interest expense $57 million and $171 million for the three and nine months ended September 30, 1996.

     In addition to the items noted above, the increase in salaries and related costs for the three and nine months ended September 30, 1996 is due to increases of $10 million and $53 million in bonuses and incentive pay primarily related to growth in securities and investment banking activities and increases of $12 million and

$39 million due to increased full time employees related to growth in non-bank business and data processing support personnel.

     Depreciation and amortization expense for the three and nine months ended September 30, 1996 increased primarily due to the second quarter 1996 write-off of $12 million in software and goodwill related to a non-bank subsidiary and an increase in goodwill and intangible amortization related to the acquisition of BOLC of $7 million and $22 million.

     Outside services and processing expense increased for the three and nine months ended September 30, 1996 due to increased consulting expense related to national programs and a $3 million and $8 million increase in appraisal fees related to increased loan originations. Marketing and development expense decreased for the nine month period due to a reduction in sales promotions primarily related to retail and express banking and credit card programs.

     On September 30, 1996, legislation providing for the capitalization of the Savings Association Insurance Fund (SAIF) by requiring a one-time special assessment on SAIF-insured deposits as of March 31, 1995 was enacted. BANC ONE's special assessment totalled $34 million. In addition, the legislation provided that banks and thrifts will service the debt on bonds issued by the Financing Corporation (FICO). As a result, it is estimated that from 1997 through 1999 BANC ONE will pay deposit insurance premiums of 6.44 basis points on SAIF deposits and 1.29 basis points on Banking Insurance Fund (BIF) deposits, and from January 1, 2000 through 2017 will pay 2.43 basis points on all deposits.

     Other non-interest expense decreased for the nine month period ending September 30, 1996 in part due to the Federal Deposit Insurance Corporation's decision in September 1995 to lower deposit insurance premiums on BIF deposits held by well capitalized and well managed banks from $.23 per $100 to a $2,000 per bank assessment. The FDIC also decided to refund a portion of the BIF in excess of 1.25% of insured deposits. The FDIC's decision resulted in a $35 million refund in September 1995. This decrease in other non-interest expense was partially offset by a $4 million prepayment charge on the early retirement of long-term debt during the second quarter of 1996 and a $16 million increase in expenses related to savings and checking accounts and automated teller machines.

INCOME TAXES

     The provision for income taxes was 32.9% of pretax income for the nine months ended September 30, 1996 as compared to 34.3% of pretax income for the same period in 1995. The effective tax rate for the nine months ended September 30, 1996 approximates the anticipated effective tax rate for the year. The decrease in the effective rate is a result of BANC ONE's state tax strategies, which resulted in a reduction of state income taxes for 1996. In addition, the effective rate is lower due to the resolution of certain open issues with taxing authorities. A similar reduction is not expected to occur in 1997.

LOANS AND LEASES

                                                                     SEPTEMBER 30,    DECEMBER 31,
                $(THOUSANDS) (AS OF END OF PERIOD)                       1996            1995
-------------------------------------------------------------------------------------------------
Commercial, financial and agricultural.............................   $ 19,586,701    $17,903,692
Real estate:
  Commercial.......................................................      6,300,257      5,667,826
  Construction.....................................................      3,505,265      2,692,587
  Residential......................................................     11,992,200     10,756,169
Consumer, net......................................................     20,271,776     18,407,595
Credit card........................................................      8,857,992      7,665,274
Leases, net........................................................      2,166,624      1,732,196
                                                                       -----------    -----------
Total loans and leases.............................................   $ 72,680,815    $64,825,339
                                                                       ===========    ===========

     The $7.9 billion increase in ending loans and leases from December 31, 1995 is due to $3.3 billion related to the inclusion of BOLC and continued loan growth in substantially all categories. Significant loan origination activity is not fully reflected in ending loan balances due to the sale of $2.9 billion in loans during 1996.

     BANC ONE's process for monitoring loan quality includes detailed, monthly analysis of delinquencies, nonperforming assets and potential problem loans. Management extensively monitors credit through appraisals, assessment of the financial condition of borrowers, restrictions on out-of-area lending and avoidance of loan concentrations. The following tables summarize net charge-offs as percentages of average loans and leases for the periods indicated and loans delinquent 90 days or more as a percentage of loans at the dates indicated.

                                                                                 THREE MONTHS
                                                                                     ENDED
                                                                                 SEPTEMBER 30,
                                                                                 -------------
                              NET CHARGE-OFFS (1)                                1996     1995
----------------------------------------------------------------------------------------------
Commercial, financial and agricultural.........................................   .05%     .14%
Real estate....................................................................   .03      .06
Consumer, net..................................................................  1.22      .76
Credit card....................................................................  5.46     3.73
Leases, net....................................................................   .11      .98
Total loans and leases.........................................................  1.02%     .68%

---------------

(1) Ratios are presented on an annualized basis.

     Annualized net charge-offs for the third quarter of 1996 increased to 1.02% of average loans from .68% in the third quarter of 1995. While 27 basis points of the increase in charge-offs since the third quarter of 1995 is explained by deteriorating consumer credit trends, 7 basis points or 21% of the increase is explained by mix changes. Therefore, if the loan portfolio mix had remained unchanged from the third quarter 1995, charge-offs would have increased to .95% instead of 1.02%. The increase in net charge-offs since September 30, 1995 has resulted from the deterioration of consumer credit experienced by BANC ONE and paralleling that experienced by the financial services industry. On a managed basis approximately half of BANC ONE's net credit card charge-offs are the result of bankruptcies, including amounts that were charged-off directly from accounts that were current.

                                                     SEPTEMBER 30,     DECEMBER 31,     SEPTEMBER 30,
       LOANS DELINQUENT 90 DAYS OR MORE (1)              1996              1995             1995
-----------------------------------------------------------------------------------------------------
Wholesale(2).......................................        .20%              .15%             .15%
Real estate, residential...........................        .29               .26              .17
Consumer, net......................................        .40               .34              .30
Credit card........................................       1.97              1.54             1.35
Leases, net........................................        .05               .03              .06
Total loans and leases.............................        .48%              .39%             .33%

---------------

(1) Ratios presented are expressed as a percent of ending balances. Delinquencies exclude nonperforming loans.

(2) Includes commercial, financial, agricultural, commercial real estate and construction real estate loans.

     Total nonperforming assets at September 30, 1996 have increased to $478 million from $430 million at December 31, 1995 primarily due to the inclusion of BOLC.

     The following summarizes activity in the allowance for credit losses.

                                               THREE MONTHS                  NINE MONTHS ENDED
                                            ENDED SEPTEMBER 30,                SEPTEMBER 30,
                                         -------------------------       -------------------------
             $(THOUSANDS)                   1996            1995            1996            1995
--------------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF PERIOD...........  $1,026,318       $891,546       $  938,008       $897,180
Allowance associated with acquisitions
  and other............................                         34           60,065         (3,888)
Provision for credit losses............     210,657        132,526          544,232        291,608
Losses charged to the allowance........    (238,655)      (151,973)        (664,748)      (410,445)
Recoveries.............................      56,560         43,320          177,323        140,998
                                         ----------       --------       ----------       --------
Net losses charged to the allowance....    (182,095)      (108,653)        (487,425)      (269,447)
                                         ----------       --------       ----------       --------
BALANCE, END OF PERIOD.................  $1,054,880       $915,453       $1,054,880       $915,453
                                         ==========       ========       ==========       ========

LIQUIDITY AND CAPITAL

     At September 30, 1996, large liability dependence was 22.10%, an increase from 17.30% at December 31, 1995. Competition from non-bank investment providers continues to impact BANC ONE's deposit gathering and retention efforts. While the deposit runoff was minimal during the third quarter of 1996, the deposit mix continued to shift to more costly market priced products. This mix change is expected to continue for the foreseeable future. BANC ONE continues to pursue a diversified approach to funding sources including various forms of national market liabilities as well as loan sales and securitizations. BANC ONE's large liability dependence increased due to an increase in short-term borrowings and Eurodollar deposits which were used to fund loan growth. Loan sales are expected to continue to generate funding for earning asset growth and to balance BANC ONE's funding sources. In October 1996, BANC ONE issued $500 million of 7 5/8% subordinated debentures due 2026. The proceeds were used to retire commercial paper.

     At September 30, 1996, risk based tier I capital, total risk adjusted capital and leverage ratios were 9.18%, 12.83% and 8.31%, respectively. All of these ratios are significantly above regulatory minimum capital requirements.

ASSET/LIABILITY MANAGEMENT

     Assets and liabilities are created at BANC ONE as responses to customer preferences for credit and deposit products. As such, maturity mismatches of loans and deposits require management in order to minimize the adverse effect of interest rate movements on BANC ONE's earnings (the short run effect) and BANC ONE's economic value (the long run effect). BANC ONE's goal in managing these risks is to generate high quality earnings from the core business units over short and long periods of time without the speculative element inherent in maturity mismatches of assets and liabilities.

     BANC ONE uses both on-and off-balance sheet investment products, primarily interest rate swaps, to manage interest rate risk. Interest rate swap agreements involve the exchange of interest payments without the exchange of the underlying notional amount on which the interest payments are calculated. BANC ONE has entered into interest rate swap agreements that synthetically alter the maturity of assets and liabilities as part of its asset/liability process to manage the impact of fluctuating interest rates on BANC ONE's net income and market value.

     Earnings at Risk (EAR), defined as the forecasted after-tax change in net income from the current book of assets and liabilities over the next twelve months, and Value at Risk (VAR), defined as the change in the total value of market equity, have prescribed limits in dollar value and are based upon an historical approach to volatility of interest rates. Because value at risk can be thought of as the present value of all of the future annual earnings at risk, BANC ONE attempts to align maturities of assets and liabilities that are present not only in the current year, but outlying years as well.

     The historical approach to volatility of interest rates allows BANC ONE to apply statistical measures to interest rate movements and base its earnings and value thresholds upon the notion that changes in interest rates are "unlikely" to surpass three standard deviations of historical volatility. At current rate levels, three standard deviations translates into interest rate movements of 162 basis points over three months when rates are increasing and 126 basis points over three months when rates are decreasing. The following table, as of September 30, 1996 reflects EAR and VAR in dollars for three standard deviations:

                                                                           ($ IN MILLIONS)
                           RATE CHANGE IN                               ----------------------
                            BASIS POINTS                                 EAR             VAR
----------------------------------------------------------------------------------------------
Increase 162.........................................................   $(70.9)        $(479.1)
Decrease 126.........................................................    $68.7           $88.9

     Major assumptions used in measuring interest rate risk include the behavior of loan and deposit repricings and volumes, prepayments on various fixed rate assets, and spread and volume elasticity of interest and non-interest bearing deposit accounts which may not have contractually defined maturities.

     Following are the estimated fair value and amortized cost of securities by type and the estimated maturities and weighted average fixed rates of off-balance sheet investment products by type. A key assumption in the maturity information below is that future variable rates move as indicated by the forward interest rate curve in existence at September 30, 1996. To the extent that the interest rates move in a fashion other than indicated in the forward interest rate curve the maturity information will change.

                                                           SEPTEMBER 30, 1996       DECEMBER 31, 1995
                                                         ----------------------   ----------------------
                                                         AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                      $(MILLIONS)                          COST      FAIR VALUE     COST      FAIR VALUE
--------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
  United States treasury and agencies..................   $   118     $    119     $    91     $     91
  Mortgage and asset-backed securities.................        46           45          64           68
  Tax exempt...........................................       738          766         909          953
  Other................................................        23           23          24           24
                                                          -------      -------     -------      -------
Total securities held to maturity......................       925          953       1,088        1,136
                                                          -------      -------     -------      -------
SECURITIES AVAILABLE FOR SALE:
  United States treasury and agencies..................     3,713        3,683       3,029        3,060
  Mortgage and asset-backed securities:
     Government........................................     6,665        6,694       6,553        6,660
     Other.............................................     2,644        2,617       3,595        3,587
  Tax exempt...........................................       916          916         813          825
  Other................................................       577          583         486          488
                                                          -------      -------     -------      -------
Total securities available for sale....................    14,515       14,493      14,476       14,620
                                                          -------      -------     -------      -------
TOTAL SECURITIES.......................................   $15,440     $ 15,446     $15,564     $ 15,756
                                                          =======      =======     =======      =======

                                    MATURITIES OF OFF-BALANCE SHEET INVESTMENT
                                      PRODUCTS AT SEPTEMBER 30, 1996 (1)(2)                   ENDING BALANCES AT
                            ----------------------------------------------------------   ----------------------------
                                                                         2001-           SEPTEMBER 30,   DECEMBER 31,
       $(MILLIONS)           1996     1997     1998     1999     2000     2005    2006+      1996            1995
 ------------------------------------------------------------------------------------------------------------------
Receive fixed swaps:
  Notional value..........  $  950   $3,753   $1,800   $  545   $1,160   $1,596   $300      $10,104        $  9,789
  Weighted average receive
    rate..................    6.33%    5.22%    5.94%    6.20%    6.29%    6.43%  7.23%        5.88%           5.85%
Receive fixed amortizing
  swaps:
  Notional value..........  $1,994   $1,356   $  700   $   19   $  150                      $ 4,219        $  7,946
  Weighted average receive
    rate..................    5.05%    5.21%    5.45%    7.27%    5.54%                        5.19%           5.29%
Pay fixed swaps:
  Notional value..........  $  276   $   95   $  945   $    6   $    7            $ 18      $ 1,347        $  2,673
  Weighted average pay
    rate..................    8.07%    8.54%    6.32%    8.68%    8.18%           7.39%        6.87%           5.76%
                            ------   ------   ------   ------   ------   ------   ----   -------------   ------------
Net receive fixed
  position................  $2,668   $5,014   $1,555   $  558   $1,303   $1,596   $282      $12,976        $ 15,062
Notional value of basis
  swaps...................     275    3,730      755       63                50    143        5,016           8,304
Notional value of
  purchased caps..........     501      503        7       19        4       27               1,061           5,253
Other notional value
  (3).....................  $1,539   $  790   $1,000   $1,000            $    9             $ 4,338        $  4,052

---------------

(1) Maturities are based on estimated future interest rates from the forward interest curve at September 30, 1996.

(2) Variable receive and pay interest rates, which are based primarily on three month LIBOR or prime, are not included in the table above.

(3) Other off-balance sheet investment products include forward starting contracts ($2.4 billion at September 30, 1996), floors, options, swaptions, forward rate agreements, and anticipatory hedges. Customer transactions of $1.5 billion and $1.2 billion at September 30, 1996 and December 31, 1995, respectively, have been excluded.

                                                                                                   DECEMBER 31,
                                                         SEPTEMBER 30, 1996                            1995
                                      ---------------------------------------------------------   --------------
                                      TOTAL NOTIONAL   UNREALIZED   UNREALIZED   NET UNREALIZED   NET UNREALIZED
            $(MILLIONS)                   AMOUNT         GAINS        LOSSES          LOSS         GAIN (LOSS)
----------------------------------------------------------------------------------------------------------------
Receive fixed swaps.................     $ 10,104         $ 12        $  (86)        $  (74)           $136
Receive fixed amortizing swaps......        4,219            3           (21)           (18)            (13)
Pay fixed swaps.....................        1,347            1            (8)            (7)            (13)
Purchased caps......................        1,061            0            (2)            (2)            (18)
Basis swaps.........................        5,016            0           (14)           (14)            (37)
Other...............................        4,338            4            (8)            (4)             (8)
                                          -------          ---         -----          -----             ---
Total...............................     $ 26,085         $ 20        $ (139)        $ (119)           $ 47
                                          =======          ===         =====          =====             ===

     BANC ONE CORPORATION's 1995 annual report on Form 10-K provided certain fair value information based on interest rates at December 31, 1995. While the net unrealized value of the off-balance sheet investment product portfolio has decreased, due to an increase in long-term market interest rates, the fair value of fixed rate liabilities has increased.